FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 25TH, 2019

1.                                      DATE, TIME AND PLACE: on March 25th, 2019, at 10:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.                                      CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.                                      CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant  to paragraphs first and second of article 15 of the Bylaws and articles 7th and 8th of the  Internal Regulation of the Board of Directors. Were attending the meeting the totality of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.                                      AGENDA: Analysis and resolution about the declaration of distribution and payment of interest on shareholders´ equity, in accordance with article 36, paragraph fourth, of the Company´s By-Laws.

5.                   RESOLUTIONS: As the meeting was commenced, Messrs. Board Members examined the item contained in the Agenda and decided, unanimously and without reservations, in accordance with article 36, paragraph fourth, of the Company´s By-Laws, to approve, ad referendum of the Company’s Annual and General Shareholders’ Meeting destined to appreciate the financial statement referred to the fiscal year ended on December 31st, 2018, the payment of interest on equity referred to the period between October 1st, 2018 and December 31th, 2018, in the gross amount of R$ 192,434,359.58 (one hundred and ninety-two million, four hundred and thirty-four thousand, three hundred and fifty-nine reais and fifty- eight centavos), corresponding to R$ 0,679223778 per common share and R$ 0,747146155 per preferred share (“JCP”), from which will be deducted the amount corresponding to Withholding Income Tax (IRRF), in accordance to the Law, with the exception of the shareholders who are immune and/or exempt. The members of the Board of Directors resolved also to approve that the payment of JCP over the shares issued by the Company traded on B3 S.A - Brasil, Bolsa, Balcão, as well as over the other shares registered with Itaú Corretora de Valores S.A. (“Brazilian Shares”) shall be done on May 22th, 2019, based on the shareholders´ position of March 28th, 2019. JPMorgan Chase Bank, as custodian of the American Depositary Receipts representing preferred shares issued by the Company  ("ADR"), will be responsible for indicating the dates and operational procedures for payment of the JCP to the holders of ADR. JCP will be charged to the amount of the minimum mandatory dividend related to the fiscal year ended on December 31, 2018.

6.                                      APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 25, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

7.                                      CERTIFIED COPY: I hereby certify that these minutes are a faithful copy of the minutes drawn up in the Book of Minutes of the Board of Directors’ Meetings of the Company.

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 25, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.